LADENBURG THALMANN & CO. INC.

590 Madison Avenue, 34th Floor

New York, New York 10022

December 14, 2005

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Unites States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endeavor Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed September 20, 2005

(File No. 333-128440) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Endeavor Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated November 29, 2005, were distributed on or about November 29, 2005, as follows:

5,000 to individual investors;

1,500 to NASD members (which included 75 prospective underwriters and selected dealers); and

600 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated November 29, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Salvatore Giardina
Salvatore Giardina
EVP & CFO

LADENBURG THALMANN & CO. INC.

590 Madison Avenue, 34th Floor

New York, New York 10022

December 14, 2005

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Unites States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endeavor Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed September 20, 2005

(File No. 333-128440) ( the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Endeavor Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:30 A.M., Thursday, December 15, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Salvatore Giardina
Salvatore Giardina
EVP and CFO

ENDEAVOR ACQUISITION CORP.

180 Madison Avenue, Suite 2305

New York, New York 10016

December 14, 2005

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John D. Reynolds

United States Securities and

    Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

RE:	Endeavor Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed September 20, 2005

(File No. 333-128440) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:30 A.M., Thursday, December 15, 2005, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ENDEAVOR ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
President